Form 51-102F3
Material Change Report

Item 1.  Name and Address of Company

C21 Investments Inc. (the "Company")
Suite 280, 601 West Cordova Street
Vancouver, British Columbia
Canada  V6B 1G1

Item 2. Date of Material Change

November 18, 2020

Item 3. News Release

The News Release dated November 19, 2020 was disseminated through CNW Group.

Item 4. Summary of Material Change

The Company reached an agreement to restructure the remaining principal amount of USD$15.2 million under the Company's senior secured note held by CEO Sonny Newman, currently due to mature on January 1, 2021 for repayment over a 30-month term at the existing interest rate of 9.5% with lower monthly principal payments.

The Company has also entered into an agreement with three investment managers-Wasatch Global Investors, JW Asset Management and CB1 Capital Management-and CEO Sonny Newman pursuant to which the investors have made a commitment to fund any remaining amounts outstanding at maturity of the Company's convertible debentures that are due on December 31, 2020 and on January 30, 2021. Funds advanced by the investors will be in exchange for common shares to be issued at a price equal to the existing debenture conversion terms of CAD$0.80 per common share. A total of CAD$8.2 million of these debentures are currently outstanding.

Item 5.1  Full Description of Material Change

The Company reached an agreement to restructure the remaining principal amount of USD$15.2 million under the Company's senior secured note held by CEO Sonny Newman ("Newman Note"), currently due to mature on January 1, 2021 for repayment over a 30-month term at the existing interest rate of 9.5% with lower monthly principal payments.

The Company has also entered into an agreement (the "Equity Commitment") with three investment managers-Wasatch Global Investors, JW Asset Management and CB1 Capital Management-and CEO Sonny Newman (collectively the "Investors") pursuant to which the Investors have made a commitment to fund any remaining amounts outstanding at maturity of the Company's convertible debentures that are due on December 31, 2020 and on January 30, 2021. Funds advanced by the Investors will be in exchange for common shares to be issued at a price equal to the existing debenture conversion terms of CAD$0.80 per common share. A total of CAD$8.2 million of these debentures are currently outstanding.

The Equity Commitment provides that to the extent the Company's convertible debentures are not converted prior to their respective maturity dates of December 31, 2020 ("First Tranche Debentures") and January 30, 2021 ("Second Tranche Debentures"), Investors will fund the amount required to be paid out by the Company in exchange for common shares to be issued to them at a price equal to the existing debenture conversion terms of CAD$0.80 per common share, which would currently result in the issuance of 10,265,000 common shares of the Company. The gross proceeds of up to CAD$8,212,000 from the Equity Commitment will be used to pay the principal amounts of CAD$2,571,000 outstanding under the First Tranche Debentures and CAD$5,641,000 outstanding under the Second Tranche Debentures. The Equity Commitment amount will be reduced to the extent that debentures are converted in accordance with their terms into common shares of the Company prior to the Equity Commitment closing dates (which immediately precede the respective maturity dates for the debentures).

In consideration for the Equity Commitment, the Company will issue to the Investors an aggregate of 1,941,084 non-transferable common share purchase warrants (the "First Tranche Warrants") and 4,258,916 non-transferable common share purchase warrants (the "Second Tranche Warrants") (collectively the "Compensation Warrants"). Each Compensation Warrant will be exercisable for one common share of the Company for three years from their respective Equity Commitment closing dates at an exercise price of CAD$1.00.

Securities issued pursuant to the Equity Commitment will be subject to a hold period of four months and one day commencing on their respective dates of issuance.

Mr. Sonny Newman, CEO of the Company, will participate in the Equity Commitment and may acquire common shares under the Equity Commitment and will receive Compensation Warrants due to his participation.  Such participation will be considered to be "related party transactions" within the meaning of Multilateral Instrument 61-101-Protection of Minority Security Holders in Special Transactions ("MI 61-101") under Canadian securities laws. The Company intends to rely on the exemptions from the formal valuation and minority shareholder approval requirements of MI 61-101 contained in sections 5.5(a) and 5.7(1)(a) of MI 61-101 in respect of related party participation as neither the fair market value (as determined under MI 61-101) of the subject matter of, nor the fair market value of the consideration for, the transaction, insofar as it involves Mr. Newman, is expected to exceed 25% of the Company's market capitalization (as determined under MI 61-101).

Item 5.2 Disclosure for Restructuring Transactions

Not applicable.

Item 6. Reliance on subsection 7.1(2) of National Instrument 51-102

Not applicable.

Item 7. Omitted Information

Not applicable.

Item 8. Executive Officer

Michael Kidd, Chief Financial Officer
Telephone:  +1 833 289-2994

Item 9. Date of Report

November 25, 2020